UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Recro Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

75629F109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 75629F109

1.	Names of Reporting Persons Avet Capital Partners Master Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 31,765
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 31,765
	8.	SHARED DISPOSITIVE POWER 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,765
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%
12.	Type of Reporting Person (See Instructions) PN

_________________

*	Ownership information above is as of the Event Date of December 31, 2014, and also as of the end of business on February 20, 2015, the business day before the date of filing of this Schedule 13G/A.

Page 2 of 9 Pages

CUSIP No. 75629F109

1.	Names of Reporting Persons Avet Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 31,765
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 31,765
	8.	SHARED DISPOSITIVE POWER 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,765
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%
12.	Type of Reporting Person (See Instructions) OO

_________________

*	Ownership information above is as of the Event Date of December 31, 2014, and also as of the end of business on February 20, 2015, the business day before the date of filing of this Schedule 13G/A.

Page 3 of 9 Pages

CUSIP No. 75629F109

1.	Names of Reporting Persons Avet Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 31,765
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 31,765
	8.	SHARED DISPOSITIVE POWER 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,765
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%
12.	Type of Reporting Person (See Instructions) OO

_________________

*	Ownership information above is as of the Event Date of December 31, 2014, and also as of the end of business on February 20, 2015, the business day before the date of filing of this Schedule 13G/A.

Page 4 of 9 Pages

CUSIP No. 75629F109

1.	Names of Reporting Persons Norbert Gottesman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 31,765
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 31,765
	8.	SHARED DISPOSITIVE POWER 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,765
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%
12.	Type of Reporting Person (See Instructions) IN

_________________

*	Ownership information above is as of the Event Date of December 31, 2014, and also as of the end of business on February 20, 2015, the business day before the date of filing of this Schedule 13G/A.

Page 5 of 9 Pages

Item 1.

(a)	The name of the issuer is Recro Pharma, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 490 Lapp Road, Malvern, PA 19355.

Item 2.

(a)

This statement (this “Statement”) is being filed by: (1) Avet Capital Partners Master Fund, LP, a Cayman Islands exempted limited partnership (the “Fund”); (2) Avet Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”); (3) Avet Capital GP, LLC, a Delaware limited liability company (the “General Partner”); and (4) Norbert Gottesman (all of the foregoing, collectively, the “Filers”). The Fund is a private investment vehicle and directly owns all of the shares reported in this Statement. The Investment Manager is the investment manager to the Fund. The General Partner is the general partner of the Fund. Mr. Gottesman is Managing Member of the Investment Manager and the General Partner and is the Portfolio Manager for the Fund. The Investment Manager, the General Partner and Mr. Gottesman may be deemed to beneficially own the shares owned directly by the Fund. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b)	The principal business office of the Filers is 1 Penn Plaza, Suite 5320, New York, NY 10119.

(c)	For citizenship information see Item 4 of the cover page of each Filer.

(d)	This Statement relates to the Common Stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 75629F109.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________

Page 6 of 9 Pages

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of the Event Date of December 31, 2014, and also as of the end of business on February 20, 2015, the business day before the date of filing of this Schedule 13G/A. The percentage ownership of each Filer is based on 7,707,600 shares of Common Stock outstanding as of January 28, 2015, as reported in the Issuer’s Form S-1/A filed on February 13, 2015.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Page 7 of 9 Pages

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2015

Norbert Gottesman

Avet Capital Management, LLC

Avet Capital GP, LLC

Avet Capital Partners Master Fund, LP

By:	/s/ Norbert Gottesman

Norbert Gottesman, for himself and
as Managing Member of the
Investment Manager and the General
Partner (for itself and the Fund)

Page 9 of 9 Pages